Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line: 949.450.5400
Direct Line: 949.450.5425
Facsimile: 949.450.5310
Website: www.endocare.com
May 5, 2009
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram Mr. Ruairi Regan

Re:	Request for Acceleration of Effectiveness Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Gentlemen:
     On behalf of Endocare, Inc. (the “Company”), the undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on, Tuesday, May 5, 2009, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding this request for acceleration of effectiveness to the Company’s outside counsel, David C. Lee of Gibson, Dunn & Crutcher LLP, via facsimile to (949) 475-4681 or via telephone to (949) 451-4069.

Very truly yours, ENDOCARE, INC.
/s/ Clint B. Davis
Clint B. Davis
Senior Vice President, Legal Affairs and General Counsel

cc:	Michelle A. Hodges, Gibson Dunn & Crutcher LLP David C. Lee, Gibson Dunn & Crutcher LLP

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